July 24, 2013

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-K/A No. 1 for Fiscal Year Ended December 31, 2012
Filed March 5, 2013
File No. 1-4881

Dear Mr. O'Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated June 26, 2013, to Ms. Kimberly Ross, Executive Vice President and Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company's response.

Form 10-K for the year ended December 31, 2012

Comment 1

Management's Discussion and Analysis, page 22

Critical Accounting Estimates, page 24
Taxes, page 26

1.
We have read your response to comment 2 in our letter dated June 4, 2013. It remains unclear why you are unable to disclose the amount of foreign source income that you will need to generate to realize the FTC DTAs recognized as of December 31, 2012, as this amount should be known. Please then expand this disclosure to clarify that you have a history of incurring US domestic source losses, which are required to be offset against the foreign source income taxable for the year prior to utilizing the FTC DTAs. Please confirm to us that you will expand your disclosures in future filings to provide investors with additional information regarding future material uncertainties to the extent that your actual results materially deviate from your current estimates in accordance with Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures regarding material impairment charges.

Mr. Terence O'Brien

July 24, 2013

Response 1

In future filings, we will expand our disclosure to provide clarification that we have had a history of domestic source losses and we will provide a quantification of the net foreign source income amount needed to realize the deferred tax assets relating to foreign tax credits.

Beginning in our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we will provide enhanced disclosure similar to the following. To facilitate the Staff's review process, the updated portion of the disclosure from our letter dated June 17, 2013 is shown in underline ($ amounts in millions):

“At December 31, 2012, we had recognized deferred tax assets of $356 relating to foreign tax credit carryforwards of which $58, $44, $54, $125 and $75 expire at the end of 2018, 2019, 2020, 2021 and 2022, respectively. We have a history of having domestic source losses and our excess foreign tax credits have primarily resulted from having a greater domestic source loss in recent years which reduces foreign source income. Our ability to utilize these foreign tax credits is dependent on future U.S. taxable income. At December 31, 2012, we would need to generate approximately $1 billion of excess net foreign source income in order to realize the deferred tax assets. There are a number of variables to consider in determining the projected realization of excess foreign tax credits including the amount of any domestic source loss and the type, jurisdiction and timing of any foreign source income. Based on our projections, we estimate that it will take several years to generate sufficient excess net foreign source income to realize these excess foreign tax credits, which expire 10 years after being created.

“We have concluded that the tax benefits associated with the foreign tax credits are “more likely than not” to be realized prior to expiration based on forecasted future U.S. taxable income, including domestic profitability, royalties received from foreign subsidiaries and repatriation of foreign earnings, and the potential impact of possible tax-planning strategies. Assumptions embedded in our forecasted future U.S. taxable income include continued international growth, the stabilization of the U.S. business and the reduction of corporate expenses. To the extent U.S. taxable income is less favorable than currently projected, our ability to utilize these foreign tax credits may be negatively affected.

“At December 31, 2012, we had $3.1 billion of cumulative undistributed earnings of foreign subsidiaries. The repatriation of foreign earnings should result in the utilization of foreign tax credits in the year of repatriation; therefore, the utilization of foreign tax credits is dependent on the amount and timing of repatriations, as well as the jurisdictions involved.”

Comment 2

2.
We note your reference to “future domestic profitability” in your expanded draft disclosure. It is unclear what you mean by this phrase. Please revise your disclosure to clarify that you are referring to future US taxable income. If you are referring to US

Mr. Terence O'Brien

July 24, 2013

domestic source income, please reconcile this statement with the information provided in your May 13, 2013 letter and your response to comment 1 in your letter dated June 17, 2013.

Response 2

We agree that is clearer to use the term “U.S. taxable income” and will modify our disclosure in future filings accordingly. The change to the enhanced disclosure referring to “U.S. taxable income” was included in Response 1 above.

Comment 3

Results of Continuing Operations - Consolidated, page 29

3.
We have read your response to comment 3 in our letter dated June 4, 2013, in which you state that there is a linear relationship between revenue and cost of sales, as you are able to pass along incremental costs to representatives. We further note that you attribute a portion of the decline in gross margin for fiscal year 2012 as compared to fiscal year 2011 to higher supply chain costs, primarily due to increased product costs. We did not note any disclosure that these increased costs were offset by an increase in revenues due to increased pricing. As such, it remains unclear how providing a discussion and analysis of the material components of cost of sales and the material factors impacting each of the material components, including quantification of the extent to which each material factor impacts cost of sales, would be duplicative information for investors. Please advise.

Response 3

As we discussed with you in our call on July 11, 2013, we would like to clarify that the intent of our response in our letter dated June 17, 2013 was to explain that our gross margin discussion highlights for an investor those items causing a non-linear relationship between our revenue and cost of sales (i.e., we are generally able to pass along incremental costs to Representatives, but when we are unable to pass on costs through pricing, we provide enhanced disclosure). For example, in our discussion of 2012 gross margin versus 2011 gross margin in the Results of Operations section of the MD&A of our Annual Report on Form 10-K for the period ended December 31, 2012, the higher supply chain costs in 2012 were partially due to inflationary pressures, which were not passed on to Representatives through pricing. As volume is generally the largest driver behind changes in our cost of sales, we believe that we are providing enhanced information in our gross margin discussion that encompasses what a cost of sales disclosure would include, as this discussion highlights any significant trends within cost of sales.

Based on the clarifications provided to you in our call on July 11, 2013, we acknowledge the Staff's concerns and are committed to providing investors and other readers of our financial statements with information that enhances their understanding of the results of our operations. Accordingly, in future filings, we will provide enhanced disclosures, to the extent possible, including qualitative factors, on the drivers of our cost of sales trends within our gross margin

Mr. Terence O'Brien

July 24, 2013

discussion to provide investors and other readers of the financial statements more insight into the results of our operations. We will provide these enhanced disclosures in our discussions on Consolidated gross margin, as well as Segment gross margin within the Results of Operations section of the MD&A, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013. Below is an example of the disclosures we expect to provide using our first quarter of 2013 results, but will be updated for Q2'13 information (enhancements to the previous disclosure are shown in underline):

Consolidated:
“Gross Margin
Gross margin and Adjusted gross margin increased by 130 basis points and 160 basis points, respectively, compared to the same period of 2012, respectively, primarily due to the following:

•
an increase of 250 basis points due to lower supply chain costs, largely due to 100 points from lower freight costs, primarily in Latin America due to reduced usage of air freight, as well as 80 basis points from lower material costs, including the benefits from productivity initiatives including facility rationalization and supplier contract negotiations, primarily in Europe;

•	a decrease of 50 basis points due to the unfavorable net impact of mix and pricing, primarily in Latin America due to higher growth in Fashion and Home; and

•	a decrease of 50 basis points due to the negative impact of foreign exchange.”

Latin America Segment:
“a benefit of .4 points due to higher gross margin caused primarily by 1.5 points from lower supply chain costs primarily due to lower freight due to reduced usage of air freight, partially offset by .8 points from the negative impact of foreign exchange and .5 points from the unfavorable net impact of mix and pricing, which was impacted by unfavorable mix due to higher Fashion and Home growth, mainly in Brazil, partially offset by favorable pricing strategies in Brazil for all categories.”

Comment 4

4.
We note the additional disclosures you intend to include in your next Form 10-Q in response to comment 4 in our letter dated June 4, 2013. It remains unclear how the disclosures provided fully explain to investors the specific facts and circumstances to Silpada that led to the significant decline in projected future cash flows in your discounted cash flow analysis prepared in the fourth quarter of fiscal year 2012. We continue to request that you provide investors with the following additional information:

•
A detailed discussion of the recruiting incentive programs and when these programs were implemented. As part of your discussion, explain when you were projecting increases in revenues, earnings and cash flows as a result of the expected positive benefits the recruiting incentive programs. It should be clear from your enhanced disclosures why one quarter of below expected results caused a reduction in your

Mr. Terence O'Brien

July 24, 2013

forecasted growth rates and cash flows to the degree that resulted in the material impairment charge. Please ensure your enhanced disclosures provide investors with quantified information as well as qualitative information. Please refer to the first and second bullets on page 7 of your unredacted response letter dated June 17, 2013. Please ensure your disclosure clearly explains why as of September 30, 2012, and November 1, 2012, you continued to believe that the Silpada business would meet the estimated revenue and cash flow targets provided in your fiscal year 2011 impairment test.

•
Please disclose the percentage by which actual revenues and cash flows for the fourth quarter of fiscal year 2012 and for fiscal year 2012 fell below the estimated revenues and cash flows for the corresponding periods for the Silpada reporting unit that was included in your fiscal year 2011 discounted cash flow model for purposes of testing goodwill for impairment. Please explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2012 discounted cash flow model.

If you do not believe this information is material to an investor's understanding for the material impairment charge recognized during fiscal year 2012, please provide us with a comprehensive explanation for this conclusion.

Response 4

As we discussed with you in our call on July 11, 2013, as of June 30, 2013, we will report Silpada as discontinued operations, and therefore our enhanced disclosures pertaining to the Silpada impairment charge (discussed further below) will be included within our Discontinued Operations footnote disclosure beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013.

In response to your request for additional quantitative and qualitative information, we will provide enhanced disclosure discussing the specific facts and circumstances regarding Silpada that led to the significant decline in projected future cash flows in our discounted cash flow analysis prepared in the fourth quarter of fiscal year 2012, similar to the following. To facilitate the Staff's review process, the updated portion of the disclosure from our letter dated June 17, 2013 is shown in underline:

“Silpada was acquired in July 2010. Silpada had historically generated positive cash flows and was expected to continue to generate positive cash flows; however, the expected cash flows of the business as of the date of our impairment analysis were not at a level sufficient to support the carrying value of the business. Since the acquisition in 2010, the Silpada business did not achieve our revenue, earnings and cash flows expectations primarily due to lower consumer spending, higher silver prices and increased competition. When compared to our initial projections for the business at the time of the acquisition, the future expectations for Silpada utilized in the 2011 and 2012 impairment analyses represented a significant decrease in the future cash flows that were expected to be generated by Silpada. This reduction in future expectations led to material impairments being recorded during 2011 and 2012.

Mr. Terence O'Brien

July 24, 2013

“Throughout the first nine months of 2012, Silpada continued to perform generally in line with our revenue and earnings forecast and there were no significant changes to our long-term outlook for the business, which was utilized in determining the estimated fair value in our 2011 impairment analysis. Our revenue and earnings forecast for 2012 had projected improvements to the trends (i.e., a reduction of the year-over-year revenue declines) in the latter portion of 2012. In 2012, in an effort to promote sales and grow the business, we made changes to certain members of the Silpada management team, including bringing in personnel who had previously managed other Avon businesses. Among the initiatives implemented by the new Silpada management team was a recruiting incentive program which we had believed would benefit our Representative counts and Representative productivity primarily in the latter portion of 2012, and in turn improve the performance of the business. While we saw improvement in our Representative additions, the recruiting incentive program did not result in the expected Representative productivity.

“In the fourth quarter of 2012, which is generally the quarter with the largest dollar value of revenue for the Silpada business, it became apparent that we would not achieve our forecasted revenue and earnings for 2012, partially due to the recruiting incentive program not driving the expected Representative productivity, and as a result, Silpada experienced weaker than expected performance in the fourth quarter of 2012. The revenue performance in the fourth quarter of 2012 was approximately 19% less than the estimates utilized in our 2011 impairment analysis. Based on these continued trends, in the latter part of the fourth quarter of 2012, in conjunction with the 2013 planning process and the early stages of our evaluation of strategic alternatives for the business, we lowered our long-term revenue and earnings projections for Silpada in our discounted cash flow (“DCF”) model to reflect a more moderate recovery of the business. The more moderate recovery of the business was believed to be appropriate due to the lack of sales momentum in the business and the continued inability of Silpada to achieve our financial performance expectations.

“The decline in the fair values of the Silpada reporting unit, the trademark, and the customer relationships was primarily driven by the reduction in the forecasted long-term growth rates and cash flows used to estimate fair value. The lower than expected results for fiscal year 2012 served as the baseline for the long-term projections of the business. Fiscal year 2012 revenue for Silpada was approximately 10% less than the estimates utilized in our 2011 impairment analysis and 19% less than fiscal year 2011 results. We forecasted revenue and the resulting cash flows over ten years using a DCF model which included a terminal value at the end of the projection period.”

Comment 5

5.
We note your draft disclosure that you forecasted revenue and the resulting cash flows over ten years using a discounted cash flow model. Please tell us if you also include a terminal value in your discounted cash flow model. If you do, please explain to us how you determined that you can reasonably estimate future revenues and cash flows for the Silpada business over a ten year period. If your discounted cash flow model only includes estimates for a ten year period, please provide us a more comprehensive explanation as to

Mr. Terence O'Brien

July 24, 2013

how you estimate revenues and cash flows for the ten year period. Please also explain why a ten year period is a sufficient timeframe for the discounted cash flow model. Please expand your draft disclosures, as appropriate.

Response 5

The Company's discounted cash flow model utilized in the impairment analysis of Silpada in the fourth quarter of 2012 projected future revenues and cash flows for Silpada over ten years and included a terminal value. The changes to the enhanced disclosure regarding the inclusion of a terminal value were included in Response 4 above.

In addition to the enhanced disclosures above, we supplementally advise the Staff:

•
When compiling the updated projections for the business we reflected a more moderate recovery of this business. We believed that a ten-year period was a reasonable amount of time in order to return Silpada's cash flows back to normalized, sustainable levels. We believe it is common in valuation practice for a company to normalize future cash flows before applying a terminal value.

•
The terminal value of Silpada at the end of the discrete forecasted period assumes that cash flows will continue to be realized at an assumed, stabilized long-term growth rate. These cash flows are what we believe Silpada will maintain into perpetuity, and it is assumed at this point that the cash flows of Silpada will generally remain stable.

•
We believe that our forecasts and long-term assumptions utilized in the DCF model were appropriate based on information available at the time of the Q4 2012 impairment analysis. In our forecasts, we assumed a longer recovery period (ten years) in which we could achieve a level of EBITDA more consistent with historical levels achieved by Silpada. We also included the expectation that we would increase operating expenses in the nearer term in order to achieve the levels of Representative counts and Representative productivity in our forecasts. We did not factor in potential benefits from future silver prices, as our best estimate at the time of the impairment analysis was that these would be relatively unchanged. Despite these factors, we did expect, in the longer term, that operating margin would improve as a result of operating leverage, but below historical levels for Silpada until near the end of the ten year period. Overall, we believed that ten years, with a terminal value, was a sufficient timeframe to be used in the DCF in determining our best estimate of the fair value of Silpada.

•
In addition, as part of the Q4 2012 impairment review, we compared the valuation results to initial feedback from our external advisors at the early stages of the process to evaluate for strategic alternatives, and noted that the expected price at the time was generally in-line with our resulting valuation.

Mr. Terence O'Brien

July 24, 2013

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
Tracey Smith, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP